UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ELITE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

28659T200

(CUSIP Number)

October 6, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28659T200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.A.C. Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,355,010 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,355,010 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,010 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.A.C. Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,355,010 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,355,010 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,010 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.A.C. Capital Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Anguilla, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,355,010 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,355,010 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,010 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven A. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,355,010 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,355,010 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,010 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Elite Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices 165 Ludlow Avenue Northvale, New Jersey 07647

Item 2.
(a)

Name of Person Filing
This statement is filed by: (i) S.A.C. Capital Advisors, LLC, (“SAC Capital Advisors”) with respect to shares of Common Stock deemed to be beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”); (ii) S.A.C. Capital Management, LLC, (“SAC Capital Management”) with respect to shares of Common Stock deemed to be beneficially owned by SAC Capital Associates; (iii) SAC Capital Associates with respect to shares of Common Stock deemed to be beneficially owned by it; and (iv) Steven A. Cohen with respect to shares of Common Stock deemed to be beneficially owned by SAC Capital Advisors, SAC Capital Management and SAC Capital Associates.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is Victoria House, P.O. Box 58, The Valley, Anguilla, British West Indies.

(c)

Citizenship
SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies.  SAC Capital Associates is an Anguillan limited liability company.  Mr. Cohen is a United States citizen.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number 28659T200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon 12,204,423 shares of Common Stock issued and outstanding as of October 6, 2004, as reported by the Issuer to the Reporting Persons, plus shares of Common Stock issuable upon exercise of warrants and upon conversion of Series A Convertible Preferred Stock as described in the following paragraph.

The number of shares of Common Stock shown as beneficially owned by each of SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Mr. Cohen include (x) Warrants to Purchase Common Stock (the “Warrants”) held by SAC Capital Associates which are currently exercisable for an aggregate of 542,000 shares of Common Stock and (y) shares of Series A Convertible Preferred Stock held by SAC Capital Associates which are currently convertible into an aggregate of 813,010 shares of Common Stock.

The shares of Common Stock reported in this Schedule 13G do not include 271,010 shares of Common Stock issuable upon exercise of the Warrants.  The Warrants are subject to an exercise cap that precludes the holder thereof from exercising its rights to the extent that the holder thereof (together with such holder’s affiliates) would beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the shares of Common Stock after giving effect to such exercise.  The shares of Common Stock reported in this Schedule 13G include 542,000 shares of Common Stock issuable upon exercise of the Warrants because the exercise of the Warrants with respect to such 542,000 shares of Common Stock would not cause the Reporting Persons to beneficially own in excess of 9.99% of the Common Stock.

SAC Capital Advisors, SAC Capital Management and Mr. Cohen do not own directly any shares of Common Stock.  Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates.  Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own the shares of Common Stock deemed to be held by SAC Capital Associates.  Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each Reporting Person.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004

S.A.C. CAPITAL ADVISORS, LLC

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person